SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Financial Statements in IFRS (unaudited)

Net Serviços de Comunicação S.A.

September 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Consolidated Financial Statements in IFRS

(Unaudited)

September 30, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. as of September 30, 2010, and the related condensed consolidated statements of comprehensive income for the three and nine-month periods ended September 30, 2010 and 2009, and the condensed consolidated statements of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 9, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying interim condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, October 26, 2010.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-6

B. Alfredo Baddini Blanc	Leonardo Amaral Donato
Partner	Executive Senior Manager

1

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of reais, except per share amounts)

		Three months period ended September 30,		Nine months period ended September 30,
	Notes	2010	2009	2010	2009

Net Sales	3	1,381,122	1,195,341	3,951,630	3,378,696
Cost of services rendered		(867,137)	(719,862)	(2,456,948)	(2,029,222)
Gross profit		513,985	475,479	1,494,682	1,349,474

Operating expenses
Selling expenses		(161,425)	(128,203)	(447,447)	(380,224)
General and administrative expenses		(165,345)	(134,451)	(479,728)	(392,071)
Depreciation and amortization expenses		(33,055)	(28,042)	(100,247)	(74,878)
Other		(16,184)	(18,946)	(20,724)	(49,024)
		(376,009)	(309,642)	(1,048,146)	(896,197)

Operating profit		137,976	165,837	446,536	453,277

Finance results
Finance expenses	4	(43,491)	92,543	(265,517)	40,829
Finance income	4	46,477	20,770	126,253	65,715
		2,986	113,313	(139,264)	106,544
Profit before income taxes and social
contribution		140,962	279,150	307,272	559,821

Income tax and social contribution	6	(69,162)	19,060	(133,122)	38,223
Profit for the period from operations		71,800	298,210	174,150	598,044

Basic and diluted earnings per share – common 13		0.20	0.82	0.48	1.64
Basic and diluted earnings per share – preferred 13		0.22	0.90	0.52	1.80

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to condensed consolidated financial statements in IFRS.

2

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed consolidated balance sheets

(In thousands of reais)

	Notes	09/30/2010	12/31/2009
ASSETS		(unaudited)
Current
Cash and cash equivalents	5	903,605	1,015,605
Trade accounts receivable		327,564	263,952
Inventories		79,613	58,763
Receivables from related parties	10	-	24,801
Recoverable taxes	6	34,137	3,624
Prepaid expenses		27,959	33,215
Prepaid rights for use	10	173,187	175,088
Other current assets		15,017	12,467
Total current assets		1,561,082	1,587,515

Non-current
Judicial deposits		85,901	74,609
Deferred taxes	6	568,680	643,936
Recoverable taxes	6	71,207	71,056
Prepaid rights for use	10	530,194	659,842
Property, plant and equipment	7	3,194,131	2,767,037
Intangible assets	8	2,473,588	2,523,168
Other non-current assets		4,126	6,628
Total non-current assets		6,927,827	6,746,276

Total assets		8,488,909	8,333,791

3

	Notes	09/30/2010	12/31/2009
LIABILITIES		(unaudited)
Current
Trade accounts payable		363,629	327,715
Accounts payable - programming suppliers		143,517	124,602
Income taxes and social contribution		2,625	2,586
Other fiscal obligations		63,176	70,270
Payroll and related charges		191,408	181,678
Debt	9	116,157	85,475
Copyright payable		94,137	77,794
Unrealized losses on derivatives	14	37,262	19,580
Deferred revenues	10	205,995	208,228
Accounts payable to related parties	10	60,452	-
Other current liabilities		14,171	14,013
Total current liabilities		1,292,529	1,111,941

Non-current
Deferred taxes	6	183,978	183,805
Debt	9	2,087,897	2,113,329
Deferred revenues	10	648,372	782,279
Provisions	11	579,735	605,363
Other non-current liabilities		14,733	29,559
Total non current liabilities		3,514,715	3,714,335

Stockholders’ equity
Share capital	12	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,070,823)	(2,244,973)
		3,681,665	3,507,515

Total liabilities and stockholders’ equity		8,488,909	8,333,791

See accompanying notes to condensed consolidated financial statements in IFRS.

4

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of changes in stockholders’ equity (unaudited)

For the nine months ended September 30, 2010 and 2009

(In thousands of reais)

	Number of shares (thousands)		Capital stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,409	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the period	-	-	-	-	-	-	598,044	598,044

Balances on September 30, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,382,877)	3,369,611

Balances on December 31, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Profit for the period	-	-	-	-	-	-	174.150	174.150

Balances on September 30, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2.070.823)	3.681.665

See accompanying notes to condensed consolidated financial statements in IFRS.

5

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed consolidated statements of cash flows (unaudited)

For the nine months ended on September 30, 2010 and 2009

(In thousands of reais)

	2010	2009
Net cash flows from operating activities
Profit for the period	174,150	598,044
Adjustments to reconcile profit for the period to cash flows from operating activities
Net variations in monetary restatement and exchange rate	(49,776)	(176,639)
Interest expense on borrowing	161,071	128,081
Depreciation and amortization	666,526	441,055
Loss on market value of derivatives	42,674	99,869
Deferred income taxes and social contribution	75,431	(143,958)
Loss on disposal of property, plant and equipment	(1,973)	8,358
Provisions for contingencies	(44,120)	(81,709)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(63,612)	(60,118)
(Increase) decrease in inventories	(20,850)	7,471
(Increase) decrease in recoverable taxes	12,266	(42,807)
(Increase) decrease in other assets	7,049	(454)
(Increase) decrease in prepaid expenses	5,335	(4,945)
Increase (decrease) of suppliers and programming	54,830	(67,371)
Increase (decrease) in taxes payable	(7,927)	33,625
Increase (decrease) in payroll and related charges	2,053	20,000
Increase (decrease) in deferred revenues	(136,139)	24,936
Increase (decrease) in provisions and other accounts payable	45,725	(59,450)
Net cash provided by operating activities	922,713	723,988

Cash flow from investing activities Acquisition of investments, net of cash acquired	-	(97,731)
Acquisition of property, plant and equipment and intangible assets	(913,815)	(703,198)
Cash proceeds from sale of property, plant and equipment	2,458	1,305
Net cash used in investing activities	(911,357)	(799,624)

6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

	2010	2009
Cash flows from financing activities
Proceeds from third party borrowings current/non-current
Incoming	55,101	73,870
Payments	(178,457)	(139,250)
Net cash used in financing activities	(123,356)	(65,380)
Net increase (decrease) in cash and cash equivalents	(112,000)	(141,016)

Cash and cash equivalents at the beginning of the period	1,015,605	736,880
Cash and cash equivalents at the end of the period	903,605	595,864
	(112,000)	(141,016)

Supplemental disclosure of cash flow information
Income taxes paid	78,210	127,206
Interest paid	133,415	104,457

See accompanying notes to condensed consolidated financial statements in IFRS.

7

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S,A, is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

In addition to having common and preferred shares on the São Paulo Stock Exchange, Bolsa de Valores de São Paulo (Bovespa), the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV, which are served by existing requirements in Brazil and the United States of America.

The Company signed an agreement with Bovespa to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BOVESPA, Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

2. Summary of significant accounting policies

Basis of preparation

The condensed consolidated financial statements of the Company for the periods of three months (where applicable) and nine months ended September 30, 2010 were prepared in accordance with International Financial Reporting Standards – IFRS – IAS 34, “Interim Financial Statements”. These consolidated condensed interim financial statements do not include all information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31 2009, which were prepared in accordance with IFRS.

The consolidated condensed interim financial statements have been prepared consistently with the accounting  policies adopted in the preparation of financial statements for the year ended December 31, 2009.

The new or revised standards issued by the IASB (“International Accounting Standard Board”), which were in force on September 30, 2010 had no impact on the Company's financial statements.

The Company's management authorized the issuance of the financial statements on October 26, 2010.

9

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

3. Net sales

Net sales revenues for the period are as follows:

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Gross sales revenue	1,820,811	1,569,414	5,209,922	4,449,968
Taxes on sales	(308,602)	(281,336)	(923,633)	(803,418)
Discounts and cancellations	(131,087)	(92,737)	(334,659)	(267,854)
Net Sales	1,381,122	1,195,341	3,951,630	3,378,696

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.60%), and FUST (1%) and FUNTTEL (0.5%) taxes.

All the Company’s revenues are generated in Brazil.

4. Finance results

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Finance Income:
Interest on cash and cash equivalents	24,804	9,972	63,598	38,805
Interest on prepaid rights for use	11,745	-	34,770	-
Interest and fines on late monthly payments	8,289	5,768	23,176	18,465
Interest on tax credits	1,344	421	3,938	2,610
Discounts obtained	284	155	463	155
Monetary exchange rate variation	11	4,454	308	5,680
	46,477	20,770	126,253	65,715

Finance Expenses:
Finance charges on loans and debentures	(47,559)	(60,030)	(137,043)	(130,795)
Monetary exchange rate variation on loans	56,862	140,010	23,927	199,449
Finance charges and monetary exchange – related parties	(1,223)	(58,957)	(58,323)	(5,314)
Finance charges on provisions for contingencies	982	(5,018)	(6,090)	(17,030)
Reversal of PIS/Cofins enlargement on the basis of calculation	-	124,269	-	124,269
Losses from hedge/swap operations	(37,744)	(35,180)	(42,674)	(99,869)
IOF tax on bank current account	(3,812)	(1,152)	(16,930)	(7,412)
PIS and COFINS taxes on interest income	(2,237)	(4,219)	(6,403)	(6,931)
Interest on suppliers and taxes	(1,042)	(1,078)	(3,810)	(1,984)
Discounts extended	(4,658)	(2,936)	(10,846)	(6,597)
Other	(3,060)	(3,166)	(7,325)	(6,957)
	(43,491)	92,543	(265,517)	40,829
Total	2,986	113,313	(139,264)	106,544

10

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

5. Cash and cash equivalents

	09/30/2010	12/31/2009
Cash and banks	43,438	138,994
Banking deposit certificates	46,705	98,106
Fixed-income investment funds	813,462	778,505
	903,605	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.61% in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

6. Income taxes and social contribution

a. Income taxes and social contribution benefit (expenses)

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009
Current income tax and social contribution expenses	(21,700)	(39,103)	(57,691)	(105,735)

Deferred income tax and social contribution on:
Temporary differences	(20,776)	67,417	(280)	174,068
Tax losses and negative tax basis of social contribution	(6,817)	(7,285)	(19,486)	(22,702)
Goodwill	(23,501)	(4,548)	(66,627)	(13,644)
Amortization property, equipment and intangible	4,302	4,381	12,975	11,659
Other	(670)	(1,802)	(2,013)	(5,423)
Total deferred tax income	(47,462)	58,163	(75,431)	143,958
Total income tax benefit (expenses)	(69,162)	19,060	(133,122)	38,223

The fiscal rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

During the quarter ended September 30, 2010, the Company reviewed its estimate in regards to the annual effective tax rate for the year ending December 31, 2010 changing it from 38.46% to 43.32%.

11

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

6. Income taxes and social contribution – Continued

b. Deferred and recoverable taxes

	09/30/2010	12/31/2009
Recoverable taxes:
Income tax withheld at source	26,140	30,359
Recoverable federal taxes	61,664	43,479
Recoverable estate tax	16,732	490
Other	808	352
	105,344	74,680
Current	34,137	3,624
Non-current	71,207	71,056

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	226,692	241,041
Temporary differences	188,945	228,777
	415,637	469,818
Social contribution:
Tax loss carryforwards	84,490	89,628
Temporary differences	68,020	82,359
	152,510	171,987
	568,147	641,805

Tax credits resulting from goodwill Net Brasília Ltda.	533	2,131
	568,680	643,936

Liabilty:	09/30/2010	12/31/2009
Income taxes:
Temporary differences	135,278	135,151

Social Contribution:
Temporary differences	48,700	48,654
	183,978	183,805

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	09/30/2010			12/31/2009
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Gross amounts	3,213,511	3,827,890	-	3,074,644	3,741,608	-
Tax credit (25% / 9%)	803,378	344,510	1,147,888	768,661	336,745	1,105,406
Recognized tax credit	(226,692)	(84,490)	(311,182)	(241,041)	(89,628)	(330,669)
Non-recognized tax credit	576,686	260,020	836,706	527,620	247,117	774,737

12

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

7. Property, plant and equipment

Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	864,503	2,299	830	2,294	8,462	21	5,885	1,861	886,155
Transfers	11	(100)	22	15	(48)	-	-	-	(100)
Write- offs/ Provisions	(28,679)	(72)	-	(7)	(23)	(550)	(88)	-	(29,419)
Balances on September 30, 2010	6,469,025	135,175	44,561	30,744	92,351	4,564	46,721	7,272	6,830,413

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions – purchase	(436,600)	(13,427)	(2,110)	(1,568)	(3,235)	(411)	(5,159)	-	(462,510)
Transfers	-	37	(9)	(5)	14	-	-	-	37
Write- offs	32,256	72	-	7	13	495	88	-	32,931
Balance on September 30, 2010	(3,398,818)	(108,234)	(34,020)	(19,285)	(46,986)	(3,859)	(25,582)	502	(3,636,282)

Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at September 30, 2010	3,070,207	26,941	10,541	11,459	45,365	705	21,139	7,774	3,194,131

8. Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other		Total
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107		3,110,691
Additions	-	-	27,660	-	-		27,660
Transfers	-	-	100	-	-		100
Write- offs	-	-	(13,392)	-	-		(13,392)
Balances on September 30, 2010	1,928,616	438,726	445,243	304,367	8,107		3,125,059

Accrued amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,060)	(6,845)		(587,523)
Additions	-	-	(38,929)	(38,046)	(328)		(77,303)
Transfers	-	-	(37)	-	-		(37)
Write- offs	-	-	13,392	-	-		13,392
Balances on September 30, 2010	(178,742)	(1,806)	(286,644)	(177,106)	(7,173)		(651,471)

Net book value at December 31, 2009	1,749,874	436,920	169,805	165,307	1,262		2,523,168
Net book value at September 30, 2010	1,749,874	436,920	158,599	127,261	934		2,473,588

The Company has goodwill arising from the difference between the purchase price and fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability. Such goodwill is tested for impairment at least annually.

During the nine month period ended September 30, 2010, there has been no indication of loss in the book value of assets of indefinite useful life intangibles.

13

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

9. Debt

			Effective Interest rate p,a,
Local currency	Currency	Nominal interest rate p,a,	09/30/2010	12/31/2009	09/30/2010			12/31/2009
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15% and 4.50 to 5.50%	7.80%	9.15%	65,850	161,421	227,271	62,440	154,998	217,438
Bank Credit Notes (CCB) – Itaú BBA	R$	CDI + 2.10% to 2.55%	12.93%	11.39%	3,476	170,000	173,476	2,704	170,000	172,704
					69,326	331,421	400,747	65,144	324,998	390,142
Foreign currency
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,537	254,130	256,667	2,531	261,180	263,711
Global Notes 2020	US$	7.50%	8.57%	8.57%	8,279	587,991	596,270	7,510	603,940	611,450
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	13,606	335,960	349,566	5,940	345,164	351,104
					24,422	1,178,081	1,202,503	15,981	1,210,284	1,226,265

					93,748	1,509,502	1,603,250	81,125	1,535,282	1,616,407

			Debentures
			09/30/2010	12/31/2009

Non-convertible debentures			58,000	58,000	22,409	578,395	600,804	4,350	578,047	582,397

Total debt					116,157	2,087,897	2,204,054	85,475	2,113,329	2,198,804

As of September 30, 2010, the Company complies with all covenants related to its debts.

14

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

10. Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Three months period ended September 30,		Nine months period ended September 30,
Description	2010	2009	2010	2009
Payroll and Related Charges	146,518	117,419	390,385	317,152
Profit Participation Plan	18,164	23,549	79,101	87,186
Statutory benefits	21,570	18,390	58,986	48,095
Additional benefits	14,110	11,364	41,567	30,653
	200,362	170,722	570,039	483,086

b)      Management’s remuneration

Remuneration paid to the Company's management for services in their respective fields of competence is shown belo

	Three months period ended September 30,		Nine months period ended September 30,
	2010	2009	2010	2009

Short-term benefits	996	1,053	3,115	2,983
Long-term benefits	2,293	3,700	8,047	12,386
	3,289	4,753	11,162	15,369

c)      Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

		Current asset			Total
	Receivables	Related parties	Prepaid right for use		Current assets
Companies	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. Embratel	-	24,801	173,187	175,088	173,187	199,889

Associated Companies
Globosat Programadora Ltda.	93	-	-	-	93	-

	93	24,801	173,187	175,088	173,280	199,889

	Non current assets
	Prepaid right of use
Companies	09/30/2010	12/31/2009
Stockholders
Emp. Brasil.de Telecom. S.A. – Embratel	530,194	659,842
	530,194	659,842

15

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

10. Related parties – Continued

c) Related companies

	Current liabilities
	Trade accounts payable		Accounts payable programming suppliers		Debt		Deferred revenues		Related parties	Total
Companies	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	09/30/2010	12/31/2009
Stockholders
Emp. Brasil. de
Telecom, S.A. –
Embratel	37,334	48,598	-	-	-	-	205,995	208,228	60,452	303,781	256,826
	37,334	48,598	-	-	-	-	205,995	208,228	60,452	303,781	256,826

Associated
Companies
Net Brasil S.A.( * )	-	-	80,169	60,903	-	-	-		-	80,169
								-			60,903
Globosat Programadora
Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter
Comunicações Ltda.	751	351	-	-	-	-	-	-	-	751	351
Claro S.A.	285	872	-	-	-	-	-		-	285
								-			872
Americel S.A.	129	122	-	-	-	-	-		-	129
								-			122
Primesys Soluções
Empresariais S.A.	251	-	-	-	-	-	-	-	-	251	-
Editora Globo S.A.	980	991	-	-	-	-	-		-
								-		980	991
Banco Inbursa S.A	-	-	-	-	13,606	5,940	-		-	13,606
								-			5,940
	2,396	2,336	80,169	69,699	13,606	5,940	-		-	96,171
								-			77,975

	39,730	50,934	80,169	69,699	13,606	5,940	205,995	208,228	60,452	399,952	334,801

(*) In the quarter ended March 31, 2010, pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

	Non-current liabilities				Total
	Debt		Deferred revenues		Non-current liabilities
Companies	09/30/2010	12/31/2009	09/30/2010	12/31/2009	09/30/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	647,369	782,279	647,369	782,279
	-	-	647,369	782,279	647,369	782,279
Associated Companies
Banco Inbursa S.A	335,960	345,164	-	-	335,960	345,164
	335,960	345,164	647,369	782,279	983,329	1,127,443

	Operating income, Three month period ended September 30,
	Rental revenues / telecommunications		Financial		Expenses telecommunications		Programming / sales commissions		Programming guide		Total
Companies

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	113.957	99,240	(3,409)	(1,780)	(109,972)	(71,476)	-	-	-	-	576	25,984
	113.957	99,240	(3,409)	(1,780)	(109,972)	(71,476)	-	-	-	-	576	25,984
Associated Companies

Net Brasil S.A.	-	-	-	-	-	-	(235,895)	(172,498)	-	-	(235,895)	(172,498)
Globosat Programadora Ltda.	320	450	-	-	-	-	-	(1,917)	(311)	-	9	(1,467)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(2,962)	(2,951)	(2,962)	(2,951)
Infoglobo Comunicações Ltda.	-	-	-	-	-	-	-	-	-	1	-	1
Claro S.A.	-	-	-	-	(1,312)	(1,845)	-	-	-	-	(1,312)	(1,845)
Brasilcenter Comunicações Ltda.	-	-	-	-	(231)	(110)	-	-	-	-	(231)	(110)
Americel S.A.	-	-	-	-	(360)	(307)	-	-	-	-	(360)	(307)
Primesys Soluções Empresariais S.A.	-	-	-	-	(196)	-	-	-	-	-	(196)	-
Click 21	-	-	-	-	-	(12)	-	-	-	-	-	(12)
Banco Inbursa S.A.	-	-	13,931	27,041	-	-	-	-	-	-	13,931	27,041
	320	450	13,931	27,041	(2,099)	(2,274)	(235,895)	(174,415)	(3,273)	(2,950)	(227,016)	(152,148)
	114.277	99,690	10,522	25,261	(112,071)	(73,750)	(235,895)	(174,415)	(3,273)	(2,950)	(226.440)	(126,164)

16

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

10. Related parties – Continued

c)      Related companies

	Operating income, Nine month period ended September 30,
	Rental revenues / telecommunications		Financial		Expenses telecommunications		Programming / sales commissions		Programming guide		Total
Companies

	09/30/2010	06/30/2009	09/30/2010	06/30/2009	09/30/2010	06/30/2009	09/30/2010	06/30/2009	09/30/2010	06/30/2009	09/30/2010	06/30/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	326,988	290,625	(8,744)	(5,184)	(264,757)	(184,275)	-	-	-	-	53,487	101,166
	326,988	290,625	(8,744)	(5,184)	(264,757)	(184,275)	-	-	-	-	53,487	101,166
Associated Companies

Net Brasil S.A.	-	-	-	-	-	-	(664,455)	(495,376)	-	-	(664,455)	(495,376)
Globosat Programadora Ltda.	1,515	1,312	-	-	-	-	-	(4,898)	(311)	-	1,204	(3,586)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(8,863)	(8,676)	(8,863)	(8,676)
Infoglobo Comunicações Ltda.	-	-	-	-	-	(2)	-	-	(1)	-	(1)	(2)
Claro S.A.	-	-	-	-	(3,857)	(4,617)	-	-	-	-	(3,857)	(4,617)
Brasilcenter Comunicações Ltda.	-	-	-	-	(703)	(110)	-	-	-	-	(703)	(110)
Americel S.A.	-	-	-	-	(942)	(905)	-	-	-	-	(942)	(905)
Primesys Soluções Empresariais S.A.	-	-	-	-	(381)	-	-	-	-	-	(381)	-
Click 21	-	-	-	-	-	(20)	-	-	-	-	-	(20)
Banco Inbursa S.A.	-	-	(14,809)	84,088	-	-	-	-	-	-	(14,809)	84,088
	1,515	1,312	(14,809)	84,088	(5,883)	(5,654)	(664,455)	(500,274)	(9,175)	(8,676)	(692,807)	(429,204)
	328,503	291,937	(23,553)	78,904	(270,640)	(189,929)	(664,455)	(500,274)	(9,175)	(8,676)	(639,320)	(328,038)

11. Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	12,148	15,957	59,571	-	87,676
Currency adjustments	731	270	17,453	37	18,491
Payments and reversals	(32,807)	(15,341)	(83,423)	(224)	(131,795)
Balances at September 30, 2010	33,648	46,921	498,406	760	579,735

17

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

11. Provisions – Continued

The nature of the estimated liability for tax, labor and civil claims has not changed in relation to disclosures made in financial statements for the year ended 2009.

During the quarter ended September 30, 2010, in the normal course of its business, the Company wrote-ff prescribed labor and tax contingencies in the amount of R$75,866, and recorded a provision related to probable losses on ICMS in the amount of R$21,862.

12. Stockholders’ equity

Capital stock

On September 30, 2010, the Company’s share capital is represented by 114,459,685 ordinary and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per Article 168 of the Law of  Corporations, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of  Corporations.

Ownership of the Company's share capital is shown below:

	09/30/2010			12/31/2009
	Common	Prefered	Total	Common	Prefered	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other Stockholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The Company is controlled by GB Empreendimentos e Participações Ltda,, whose stockholders are Organizações Globo (51%) and Grupo Telmex (49%).

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Brazilian Corporate Law, considering the available balance, when included in accumulated.

18

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

13. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	Three months period ended		Nine months period ended
	September 30,		September 30,
	2010	2009	2010	2009
Numerator
Profit for the period	71,800	298,210	174,150	598,044

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,248,203
Weighted average number of preferred shares	228,503,916	228,390,583	228,503,916	227,967,619
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,229,641	251,354,308	250,764,381

Denominator for basic and diluted earnings per share

Basic and diluted earnings per common share	0.20	0.82	0.48	1.64
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	0.22	0.90	0.52	1.80

14. Financial instruments

a)      General considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

19

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

b)      Fair value

The fair values and carrying amount of loans payable are shown below:

	09/30/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures - 6th issue	600,804	590,143	582,397	563,295
Perpetual Notes	256,667	259,209	263,711	265,343
Global Notes 2020	596,270	685,992	611,450	627,729
Banco Inbursa S.A.	349,566	356,733	351,104	358,919
Banco Itaú BBA	173,476	174,210	172,704	173,543
Finame	227,271	227,270	217,438	217,438
	2,204,054	2,293,557	2,198,804	2,206,267

          Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at September 30, 2010, which considered the contractual penalties applicable for early payments.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on September 30, 2010, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	24,422
Suppliers of equipment and others	55,331
Programming Suppliers	1,827
81,580
Long-term:
Loans payable	1,178,081
Liability exposure	1,259,661

20

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, BTG Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the period ended September 30, 2010, the Company had a derivative instrument (foreign exchange) position of R$639,828 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair value		Accumulated effect (current period)
Description	09/30/2010	12/31/2009	09/30/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	639,828	94,721	639,828	94,328	-	-
Liability position
Ratios (Dollar vs, CDI)	319,914	59,897	349,282	68,556	-	25,546
Rates (PRE) (NDF)	319,914	34,824	327,808	45,352	-	11,716
	-	-	(37,262)	(19,580)	-	37,262

The net liability of R$37,262 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of nine months ended on September 30, 2010, the Company recognized a financial loss of R$42,674, which was recorded as loss from hedge/swap operations.

21

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on September 30, 2010:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs, CDI	(25,546)	(102,283)	(180,760)
NDF	(11,716)	(83,074)	(155,397)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs, CDI	(25,546)	54,689	133,167
NDF	(11,716)	61,588	13,912

22

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

1 – American Dollars (US$) vs, CDI

On September 30, 2010, the Company has 48 contracts of this type, whose notional aggregate value is US$188,200 thousand due between October 2010 and August 2013, with an active position (bought) in dollars and a passive position (sold) in CDI, whose aimis to make the short-term debt,denominated in dollars,in a debt indexed to the CDI.

The probable scenario assumes an exchange rate of R$1.7053 = US$ 1, and a CDI rate of 10.61% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$1.2790), and a 25% (13.26%) increase in the CDI, generating a loss of R$102,283. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$0.8527), with the CDI rate also rising 50% (15.92%), the Company would show a loss of R$180,760, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$2.1316) and the CDI rate falling 25% (7.96%), generating a gain of R$54,689, For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$2.5580), with the CDI rate reduced 50% (5.31%), the Company would record a gain of R$133,167, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds 38 contracts of this type with a total long position in dollars in the notional value of US$187,000 thousand maturing between October 2010 and December 2011. The probable scenario reflects the BMF quotation on September 30, 2010, of R$1.7053/ US$1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$1.2790) or the devaluation of the Brazilian real against the dollar of 25% (R$2.1316/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$0.8527/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$2.5580/ US$ 1).

23

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

2 – NDF (Non Deliverable Forward) – Continued

In the probable scenario of the appreciation of the Brazilian real, the Company would show a loss of R$11,716, if it had settled its contracts on September 30, 2010, while in the adverse scenario the Company would have had a loss of R$83,074. For the remote scenario, the loss would be R$155,397.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$11,716, if it had settled its contracts on September 30, 2010, while in the adverse scenario the Company would have a loss of R$61,588, and in the remote scenario there would be a gain of R$133,912.

On September 30, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of September 30, 2010, is shown below:

Consolidated
Debentures – 6th issue	600,804
Finame	227,271
CCB - Banco Itaú BBA	173,476
Liability exposure	1,001,551

(-) Financial investments denominated in reais	860,167
Net exposure	(141,384)

24

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

25

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on September 30, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at September 30, 2010 (R$1.6942/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	67,919	28,242	50,817	31,377	23,982	72,710	275,047
2012	63,508	28,242	50,817	31,377	24,349	211,480	409,773
2013	38,588	28,242	50,817	31,377	24,714	192,520	366,258
2014	15,453	28,242	50,817	31,377	80,828	173,460	380,177
2015	11,931	28,242	50,817	31,377	72,503	154,450	349,320
2016	11,286	28,242	50,817	31,377	60,083	-	181,805
2017-2020	1,461	112,968	770,831	401,593	-	-	1,286,853
Total	210,146	282,420	1,075,733	589,855	286,459	804,620	3,249,233

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

26

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements in IFRS

September 30, 2010

(In thousands of reais)

15. Subsequent Event

On October 7, 2010, the shareholder  Empresa Brasileira de Telecomunicacoes S.A. - Embratel acquired 143,853,436 preferred shares of the Company through a voluntary tender public offer of shares (IPO) at a unit price of R$23.00, passing to hold 70.5% of the shares of that class. Under the IPO notice, the holders of the remaining preferred stock may sell their shares to Embratel until January 13, 2011 by the Tender Offer price adjusted by variation in the reference rate - TR monthly.

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.